                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                                  Itron, Inc.
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                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   46574110-6
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                                 (CUSIP Number)

                                Hugh Rice Kelly
                          Executive Vice President and
                                General Counsel
                        Houston Industries Incorporated
                             1111 Louisiana Street
                             Houston, Texas  77002
                                 (713) 207-1111
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 6, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 46574110-6                                           PAGE 2 OF 8 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Houston Industries Incorporated, I.R.S. Identification No. 74-0694415

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  -0- shares

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     1,502,547  shares
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  -0- shares

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                      1,502,547 shares

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,502,547 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.39% (based on information contained in documents filed by Itron, Inc. with the Securities and Exchange Commission)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 46574110-6                                           PAGE 3 OF 8 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NorAm Energy Corp., I.R.S. Identification No. 74-0511406

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  -0- shares

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     1,502,547  shares
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  -0- shares

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                      1,502,547 shares

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,502,547 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.39% (based on information contained in documents filed by Itron, Inc. with the Securities and Exchange Commission)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 46574110-6                                           PAGE 4 OF 8 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Arkla Finance Corporation, I.R.S. Identification No. 51-0347823

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  -0- shares

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     1,502,547  shares
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  -0- shares

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                      1,502,547 shares

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,502,547 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.39% (based on information contained in documents filed by Itron, Inc. with the Securities and Exchange Commission)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------


                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 1.      SECURITY AND ISSUER

             The class of securities to which this statement relates is common stock, no par value (the "Itron Common Stock"), of Itron, Inc., a Washington corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2818 North Sullivan Road, Spokane, Washington 99216-1897.

ITEM 2.      IDENTITY AND BACKGROUND

             This statement is filed by Houston Industries Incorporated, a Texas corporation ("Houston Industries"). Houston Industries operates principally in the electric utility business, under the name "Houston Lighting & Power Company," and in the natural gas distribution and transmission business through its NorAm Energy Corp. subsidiary. The address of the principal business office of Houston Industries is 1111 Louisiana Street, Houston, Texas 77002.

             This statement is also being filed by NorAm Energy Corp., a Delaware corporation and wholly owned subsidiary of Houston Industries ("NorAm"). NorAm is principally engaged in the distribution and transmission of natural gas, including the gathering, storage and marketing of natural gas. The address of the principal business office of NorAm is 1111 Louisiana Street, Houston, Texas 77002.

             This statement is also being filed by Arkla Finance Corporation, a Delaware corporation and wholly owned subsidiary of NorAm ("Arkla Finance"). Arkla Finance is a holding company. Its principal asset is the Itron Common Stock. The address of the principal business office of Arkla Finance is 1209 Orange Street, Wilmington, Delaware 19801.

             During the last five years, none of Houston Industries, NorAm or Arkla Finance nor any executive officer or director of Houston Industries, NorAm or Arkla Finance has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             On August 6, 1997, NorAm Energy Corp., a Delaware corporation, merged (the "Merger") with and into NorAm (formerly known as HI Merger, Inc.). As a result of the Merger, NorAm became a wholly owned subsidiary of Houston Industries and Arkla Finance became an indirect, wholly owned subsidy of Houston Industries. As consideration for the acquisition of NorAm, Houston Industries issued approximately 47.8 million shares of its common stock and paid approximately $1.4 billion in cash.

             At the time of the Merger, Arkla Finance, a wholly owned subsidiary of NorAm, was the beneficial owner of 1,502,547 shares of Itron Common Stock. NorAm acquired the Itron Common Stock in February 1992 as part of the consideration for the merger of EnScan, Inc., a Minnesota corporation and a wholly owned subsidiary of NorAm, with and into ES Acquisition Corp., a wholly owned subsidiary of the Issuer.

ITEM 4.      PURPOSE OF TRANSACTION

             Houston Industries has acquired the Itron Common Stock solely for investment purposes. Reference is made to Item 6 for information regarding NorAm's registration rights with respect to the Itron Common Stock.

             Except as described in this statement, none of Houston Industries, NorAm or Arkla Finance has any present plans or proposals that relate to or would result in the events described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

             As of October 15, 1997, each of Houston Industries, NorAm and Arkla Finance beneficially owned an aggregate of 1,502,547 shares of Itron Common Stock, approximately 10.39% of the 14,460,304 shares outstanding (as reported in the Issuer's Form 10-Q for the quarterly period ended June 30,
1997). Houston Industries, NorAm and Arkla Finance share voting power and the power to dispose or direct the disposition of such 1,502,547 shares of Itron Common Stock. Except as described herein, there have been no acquisitions of shares of Itron Common Stock during the past sixty (60) days by Houston Industries, NorAm or Arkla Finance.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

             Except as described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement or between such persons and any other person with respect to any securities of the Issuer.

             NorAm is a party to an Amended and Restated Registration Rights Agreement dated March 25, 1996 (the "Registration Rights Agreement"), among the Issuer and certain holders of Itron Common Stock. Subject to certain limitations, the Registration Rights Agreement provides that (i) NorAm may request that the Issuer prepare and file a registration statement covering the sale of all of NorAm's shares of Itron Common Stock and/or (ii) NorAm may request that the Issuer include in any registration statement filed by Issuer (either for its own account or the account of a security holder exercising demand registration rights) NorAm's shares of Itron

Common Stock. In December 1994 and January 1995, NorAm sold 480,000 shares of Itron Common Stock in a registered public offering of the Issuer's securities.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 1      --      Joint Filing Agreement between Houston
                              Industries, NorAm and Arkla Finance.

       Exhibit 2      --      Amended and Restated Registration Rights
                              Agreement dated March 25, 1996 among the
                              Issuer, NorAm and certain other holders of Itron Common Stock.

                                   SIGNATURE


             After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  October 15, 1997.

                                  HOUSTON INDUSTRIES INCORPORATED


                                  By:  /s/  MARY P. RICCIARDELLO
                                     ---------------------------------------
                                     Name:  Mary P. Ricciardello
                                     Title: Vice President and Comptroller


                                  NORAM ENERGY CORP.


                                  By:  /s/  MARY P. RICCIARDELLO
                                     ---------------------------------------
                                     Name:  Mary P. Ricciardello
                                     Title: Vice President and Comptroller


                                  ARKLA FINANCE CORPORATION


                                  By:  /s/  M. A. FERRUCI
                                     ---------------------------------------
                                     Name:  M. A. Ferruci
                                     Title: President

                                EXHIBIT INDEX


       Exhibit 1      --      Joint Filing Agreement between Houston
                              Industries, NorAm and Arkla Finance.

       Exhibit 2      --      Amended and Restated Registration Rights
                              Agreement dated March 25, 1996 among the
                              Issuer, NorAm and certain other holders of Itron Common Stock.